United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz – Summary							1Q09 vs.		1Q09 vs.
($ million, unless otherwise specified)	1	Q09	4	Q08	1	Q08	4	Q08	1	Q08	LTM
Net revenue			407.8		484.2		(9%)		369.7	(24%)	1,796.8
Adjusted EBITDA (including Veracel) [1]	93.0		132.6		216.3		(30%)		(57%)		639.7
Adjusted EBITDA margin (including Veracel) [1]	25%		33%		45%		(8	p.p.)	(20	p.p.)	36%
Income (Loss) before taxes, minority interest and equity
in the results of affiliated companies	(50.6)		(1,087.9)		128.2		-		-		(1,971.8)
· Current income tax	0.6		7.1		11.0		-		-		23.8
· Deferred income tax	7.3		(165.3)		1.6		-		-		(518.3)
Net Income (Loss)	(50.0)		(881.0)		116.9		-		-		(1,405.6)
Earnings (Loss) per ADR [3] (US$)	(0.49)		(8.55)		1.13		-		-		(13.64)
Adjusted pulp sales volume [2] ('000 tons)	815		735		731		11%		11%		3,001
Paper sales volume ('000 tons)	14		16		13		(13%)		8%		58
Pulp production volume (including Veracel) ('000 tons)	722		714		794		1%		(9%)		3,034
Total debt (including Veracel)	4,102.8		4,147.2		1,731.3		(1%)		137%		-
Net debt (including Veracel)	3,713.3		3,715.3		1,203.3		-		209%		-
[1] See page 21 for discussion of non-GAAP measurements used in this press release. – [2] Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 5). – [3] ADR = American Depositary Receipts.

Aracruz Celulose S.A. (NYSE: ARA) presents its un-audited consolidated first quarter 2009 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake. See page 21 for Basis of Presentation and discussion of non-GAAP measurements used in this press release.

Executive Summary

In the first few months of 2009, the effects of the global crisis has continued to negatively impact the pulp & paper sector, with prices falling in all regions. Global market pulp shipments showed a 9% drop in demand in relation to the 1Q08, despite a record increase in shipments to China, which, at 2,140,000 tons, were up by 64% for the period. In March, however, global pulp shipments increased by 14% compared to February, with the shipments-to-capacity ratio at 92%. Eucalyptus pulp shipments increased by 12% in the 1Q09, while demand in March was up by 20% over that of February – for more information, see the "Global Pulp Market" section.

The consolidated pulp production, at 722,000 tons, was in line with that of the 4Q08 and 9% lower than that of the 1Q08, due to the downtimes taken at the Barra do Riacho unit in the 1Q09. Pulp sales came to a total of 815,000 tons, a record for the first quarter, and 11% higher than in the 1Q08 and 4Q08, mainly due to the strong sales volumes to China, which raised the Asian sales mix to a record level (1Q09: 45%; 4Q08: 25%; 1Q08: 18%). This, combined with the relative stability of sales to North America, more than offset the reduction in sales to the European market.

As a result, the inventory level at the end of March was 13 days of production lower than that at the end of Dec./08, at a total of 49 days, in line with the level of the 1Q08. The pulp prices announced by FOEX are already showing signs of recovery in Asia, while hardwood pulp producers have announced price rise for Europe, as from May, to US$ 500 /ton.

The consolidated pulp cash production cost was US$ 205/ton, 16% lower than in the 1Q08, of US$ 243/ton, mainly due to the 33% devaluation of the real against the dollar. The 10% decrease in comparison with the 4Q08 figure, was mainly due to the 2% devaluation of the real against the dollar, the quarterly reduced consumption of third-party wood and the company’s cost reduction program, announced in the 3Q08, despite the downtime at the Barra do Riacho fiberlines.

The adjusted EBITDA came to US$ 93 million, a decrease of 57% and 30%, respectively, in relation to the 1Q08 and 4Q08 figures, while the margin was 25% (1Q08: 45% and 4Q08: 33%). In comparison with the 1Q08, the main reason was the lower net average price (US$ 204/t), partially offset by the lower pulp cash production cost in the cost of goods sold (COGS - US$ 23/t), as well as the 11% higher sales volume. When compared to the 4Q08, the impact of the net average net pulp price reduction (US$ 96/ton) was again the main reason to the decrease in the EBITDA margin, despite the positive effect of lower cash production cost on the COGS (US$ 33/ton) and the lower operational expenses on a per ton basis – for more details, see page 11.

Net financial income showed a net expense of US$ 53 million, largely due to the cost of servicing a higher gross debt. As a result of the abovementioned factors, the company had a net loss for the quarter of US$ 50.0 million, or US$ 0.49/share.

The company’s cash position at March 31, 2009 was US$ 390 million, with 83% in local currency. The total gross debt, including 50% of Veracel’s debt, amounted to US$ 4,103 million, bearing an average maturity of 53 months.

It should be emphasized that the company has completed its negotiation of the derivative debt with its creditor banks, with a contract signed by the parties on May 13, according to the terms of the Material Information release of January 19, 2009 and with no changes required in the classification of this debt in the December 31, 2008 results.

ARACRUZ RESULTS - FIRST QUARTER 2009 2

Global pulp market update

The weakening global economy dominated the picture in the first quarter. Most of the world's major economies are currently in recession, with negative growth figures expected for 2009. This has created a challenging business climate for the pulp and paper industry.

The demand for printing & writing papers remained weak, on a global scale, falling 21% up to March compared to the same period of 2008. In the specialty papers segment, demand has been affected by the downturn in the construction, automotive, furniture, textile and labeling industries. On the other hand, paper and board production in China has improved in the last two months, but it is still too early to confirm any upturn in the trend. In North America, sales of consumer tissue products, which accounted for almost 60% of our sales in 2008, were stable throughout the first quarter. According to RISI latest survey, global tissue consumption is expected to grow at the rate of about 2.8% in 2009, down from an estimated 3.3% in 2008, then jump to 4.5% in 2010.

Global market pulp producers inventories for all grades declined quite sharply during the first quarter. By the end of March, inventories were at 43 days of supply, down from 50 days in January. However, the pulp market still suffers from imbalance, since inventories have not yet reached the level of equilibrium.

Global eucalyptus demand has been showing improvement through the first quarter of 2009, with an increase of 12% over the first quarter of 2008, as a result of demand stability in North America and a rebound in sales to Asia especialy to China. Due to its quality characteristics, eucalyptus is the fiber of choice for a variety of different paper & tissue producers, which explains why its use continues to grow despite the global economic slowdown.

ARACRUZ RESULTS - FIRST QUARTER 2009 3

Despite all the stimulus that major governments are injecting into the economy, credit availability is still a concern and has an effect on the whole supply chain, from the pulp producer through to the end use paper consumer. With more limited credit availability, and at a higher price, it does not make sense to be stockpiling in the industry. Stockpiling means increasing the company’s working capital, which doesn’t seem prudent in the light of the current financial turmoil and lower demand expectations.

The major driver of the pulp price today is the cost structure of the industry. At least 8 million tons of hardwood capacity operates at a cash cost above US$ 500/ton, which is the present average list price in Europe. From May 2008 to March 2009, closures were equivalent to a total chemical market pulp capacity of 2.7 million tons.

It is still too early to have a clear view of how the pulp market will continue to respond to the current global crisis, over the rest of 2009. What we are aware of is that further permanent closures should occur over the course of 2009, along with market-related production curtailments. Reduced customer inventories most probably will persist as a result of the financial crisis. All of this should bring improved balance to the pulp market.

ARACRUZ RESULTS - FIRST QUARTER 2009 4

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 593,000 tons, compared to 649,000 tons in the 1Q08 and 570,000 tons in the 4Q08. The reduction in comparison to the 1Q08 was mainly due to the downtime taken at all the Fiberlines of the Barra do Riacho unit.

During the first quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 258,000 tons of pulp, of which 124,000 tons were sold to Aracruz.

At the Guaíba unit, paper production in the quarter totaled 15,000 tons, consuming approximately 12,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of March 2009, while paper sales in the first quarter of 2009 totaled 14,000 tons.

Aracruz pulp sales totaled 815,000 tons in the first quarter, with 693,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 122,000 tons being supplied by Veracel and resold in the market by Aracruz.

At the end of March, inventories at Aracruz stood at 415,000 tons, representing 47 days of production, compared to 414,000 tons of March 2008 and 525,000 tons at the end of December 2008. The inventory level at Veracel, at the end of March 2009, represented two additional days of production for Aracruz. The total of 49 days of supply represented a reduction of 13 days of production compared to the end of the 4Q08, mainly due to the higher pulp sales volume coupled with the downtime taken in the 1Q09. When compared to March 2008, inventory levels were at 48 days of supply.

Income Statement 1Q09

Total net operating revenue reached $369.7 million, $114.5 million lower than in the 1Q08 and $38.1 million lower than in the 4Q08.

Net paper operating revenue in the quarter totaled $12.7 million, $2.7 million lower than in the same period of 2008 and $1.9 million lower than in the 4Q08.

Net pulp operating revenue during the quarter amounted to $351.2 million, $112.1 million lower than in the same period of last year, mainly due to 32% lower net pulp prices, partially offset by 11% higher sales volume. When compared to the 4Q08, the $35.7 million decrease was the result of 18% lower net pulp prices, partially offset by an 11% higher sales volume.

The total cost of sales in the first quarter of 2009 was $342.0 million, compared to $318.5 million in

ARACRUZ RESULTS - FIRST QUARTER 2009 5

the same period of the previous year, mainly due an 11% higher pulp sales volume, partially offset by the benefit of the lower cost of pulp production, on a per ton basis. When compared to the total of $348.6 million in the fourth quarter of 2008, the reduction was mainly due to the lower costs of pulp purchases from Veracel, lower pulp production cost and lower freight expenses, on a per ton basis, partially offset by the higher sales volume (11%).

Cost of goods sold – breakdown	1	Q09	4	Q08	1	Q08
Pulp produced	66.9%		60.9%		64.6%
Pulp purchased (*)	15.9%		22.6%		17.8%
Inland and ocean freight, insurance and other	14.1%		13.1%		13.6%
Paper produced	2.2%		2.6%		3.0%
Port services	0.9%		0.8%		1.0%

(*) "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

(US$ per ton)	1	Q09	4	Q08	1	Q08
Pulp production cost (Barra do Riacho and Guaíba units only)	314		346		346
Pulp cash production cost:
Barra do Riacho and Guaíba units only	212		241		256
Barra do Riacho and Guaíba, plus 50% of Veracel	205		227		243

The consolidated cash production cost in the 1Q09 was $205/t, 16% lower ($38/t) than in the same period of 2008, mainly due to the 33% devaluation in the average exchange rate of the real against the dollar. When compared to the 4Q08, the cash production cost in the 1Q09 was down by 10% ($22/t), mainly due to the devaluation of the real against the dollar (1Q09: 2% - average rate) and to the cost reduction program. A detailed analysis of the consolidated cash production cost is provided below:

Barra do Riacho and Guaíba units, plus 50% of Veracel - 1Q09 vs. 4Q08	US$ per ton
4Q08 - Cash production cost	227
Brazilian currency devaluation against the US dollar	(8)
Wood cost - mainly due to the lower consumption of third-party wood (1Q09: 7% vs 4Q08: 12%) and	(6)
the benefit of the cost reduction program
Maintenance cost – mainly due to the lower provision for downtime	(3)
Cost of raw materials – mainly chemicals and energy	(3)
Other	(2)
1Q09 - Cash production cost	205

ARACRUZ RESULTS - FIRST QUARTER 2009 6

Barra do Riacho and Guaíba units , plus 50% of Veracel - 1Q09 vs. 1Q08	US$ per ton
1Q08 - Cash production cost	243
Brazilian currency devaluation against the US dollar	(47)
Maintenance cost – mainly due to the lower cost of materials and services	(8)
Cost of raw materials – mainly chemicals and energy	13
Dilution of fixed costs – mainly due to downtime at the Barra do Riacho unit	6
Other	(2)
1Q09 - Cash production cost	205
Approximately 75% of the company's cash production cost is presently correlated to the local currency (real - R$).

Sales and distribution expenses came to $18.9 million, $2.7 million and $2.3 million lower, respectively, than in the 1Q08 and 4Q08, mainly due to the geographical sales mix, partially offset by the higher sales volumes.

Administrative expenses came to $15.8 million, compared to $13.5 million and $12.5 million in the 1Q08 and 4Q08, respectively. When compared to the 1Q08, there was a higher cost of third-party services, partially offset by the positive impact of the 33% devaluation of the real. Compared to the 4Q08, the main difference was the higher cost of third-party services in the 1Q09.

The other net operating expenses (income) result showed a net income of $9.6 million in the 1Q09, compared to a net expense $9.2 million in the 1Q08, mainly due to the lower provision for losses on ICMS tax credits and the reversal of a provision for losses on fixed asset write-offs. In the 4Q08 there was a net expense of $11.2 million. The difference is mainly due to lower labor contingencies, a lower provision for losses on ICMS tax credits and the reversal of a provision for losses on fixed asset write- offs.

The net financial result in the quarter showed an expense of $53.1 million, compared to a net income of $6.8 million in the same period of last year, mainly due to the lower net derivative results and the higher level of gross debt. When compared to an expense of $1,102.3 million in the fourth quarter of 2008, the difference is mainly due to the derivative losses in that quarter.

ARACRUZ RESULTS - FIRST QUARTER 2009 7

(US$ million)	1	Q09	4	Q08	1	Q08
Financial Expenses	57.1		45.4		21.3
Interest on financing	53.1		41.2		21.9
Interest on tax liabilities / other	4.0		4.2		(0.6)
Financial Income	(8.9)		1,125.8		(28.8)
Interest on financial investments	(9.6)		(12.4)		(13.3)
Derivative transactions	2.1		1,140.1		(13.1)
Other	(1.4)		(1.9)		(2.4)
Currency re-measurement - (gain)/loss	4.9		(68.9)		0.7
Total	53.1		1,102.3		(6.8)

The equity result showed a gain of $8.5 million, mainly from Veracel (see the Veracel Information section for more details).

Income tax and social contribution accruals in the first quarter amounted to an expense of $7.9 million, compared to an expense of $12.6 million in the 1Q08 and a credit of $158.2 in the 4Q08. The difference when compared to the 4Q08 is mainly due to the negative financial results of the 4Q08.

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	1	Q09	4	Q08	1	Q08
INCOME TAX & SOCIAL CONTRIBUTION	7.9		(158.2)		12.6
Deferred income tax	7.3		(165.3)		1.6
BR GAAP exchange rate impact(1)	7.9		(164.6)		10.0
Unrealized derivative instruments	(0.3)		101.5		2.4
Tax loss carry forwards from operations	(1.4)		(102.4)		(0.2)
Other	1.1		0.2		(10.6)
Current income tax	0.6		7.1		11.0

(1) At the end of the fourth quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to a credit of $51 million (4Q08: $59 million - credit). These should become deductible in accordance with foreign debt repayments, if not reversed by future BR GAAP foreign exchange variations.

The net income for the period showed a loss of $50.0 million, compared to a loss of $881.0 million in the 4Q08 and a net income of $116.9 million in the 1Q08.

ARACRUZ RESULTS - FIRST QUARTER 2009 8

Debt and Cash Structure

The company's total debt, including 50% of Veracel, amounted to $4,102.8 million at the end of March 2009, $44.4 million lower than at the end of December 2008 and $2,371.5 million higher than at the end of March 2008.

(US$ million)	March 31, 2009	December 31, 2008	March 31, 2008
Short-term debt	383.5	346.3	104.1
Current portion of long-term debt	255.9	192.6	82.7
Short term debt instruments	99.3	115.6	5.7
Accrued financial charges	28.3	38.1	15.7
Long-term debt	3,499.7	3,566.7	1,304.4
Total debt	3,883.2	3,913.0	1,408.5
Cash, cash equivalents and investments	(389.1)	(431.6)	(527.7)
NET DEBT OF ARACRUZ	3,494.1	3,481.4	880.8
50% of Veracel's principal repayment	218.7	233.0	321.6
50% of Veracel's accrued financial charges	0.9	1.2	1.2
50% of Veracel's cash, cash equivalents and investments	(0.4)	(0.3)	(0.3)
50% OF VERACEL'S NET DEBT	219.2	233.9	322.5
NET DEBT INCLUDING 50% OF VERACEL	3,713.3	3,715.3	1,203.3
TOTAL DEBT INCLUDING 50% OF VERACEL	4,102.8	4,147.2	1,731.3

The consolidated debt maturity profile, as at March 31, 2009, was as follows:

ARACRUZ RESULTS - FIRST QUARTER 2009 9

The positions of the swap contracts were maintained by the company, in order to transfer its exposure from the cost of its debt in local currency (TJLP and CDI) to US$, since 98% of the company’s revenues come from exports denominated in US$.

The amounts shown in the table below reflect the position of the company’s outstanding derivatives at the end of the first quarter of 2009 (notional and "fair value").

	Notional Value		Fair Value
US$ million	1 Q09	4 Q08	1 Q09	4 Q08
Swap Contracts
Asset Position
Interest rate (TJLP)	170	170	162	153
Interest rate (CDI)	45	45	42	40
Total: Interest rate (a)	215	215	204	193
Liability Position
Currency (R$/US$)	(170)	(170)	(185)	(176)
Currency (R$/US$)	(45)	(45)	(48)	(45)
Total: Foreign currency (b)	(215)	(215)	(233)	(221)
Net Result (a+b)	-	-	(29)	(28)
Derivatives
Sell Target Forwards		-		-
Swap with strikes (with cap and w/o leverage)
	(300)	(300)	(34)	(33)
Total: Exotic Derivatives	(300)	(300)	(34)	(33)

The average debt maturity profile, including Veracel's figures, was at 53 months at the end of March.

Debt structure	Principal
(including 50% of Veracel's figures)	(US$ million)	% of total	Average interest rate
Floating rate (spread over Libor - % p.a.)	2,747		67%
Trade Finance	1,389	34%	Libor + 1.73%
Derivative debt - foreign currency	1,351	33%	Libor + 3.50%
EIB - European Investment Bank	7	-	Libor + 0.40%
Floating rate (% p.a.)	503	13%
BNDES - local currency	400	10%	TJLP (²) + 2.56%
BNDES - foreign currency (currency basket)	103	3%	(1) +2.75%
Fixed rate (% p.a.)	824	20%
Derivative debt - local currency	679	17%	12.68%(3)
Trade Finance	100	2%	7.31%
Export Credit Notes	41	1%	(4)
Rural Credit	4	-	6.75%
Total	4,074	100%

(1) BNDES's interest rate for foreign currency contracts.
(2) Brazilian long-term interest rate.
(3) Until the signing of the final version of the Loan Agreement.
(4) Plain vanilla swap – converts asset position of 100% of CDI rate into a liability in US$ + 5,99% p.a.

Cash, cash equivalents and other investments, at the end of the quarter, totaled $389.1 million, of which $321.9 million (83%) was invested in Brazilian currency instruments and $67.2 million (17%) was invested in foreign currency.

Net debt (total debt less cash holdings) amounted to $3,494.1 million at the end of the quarter, $2,613.4 million higher than in the 1Q08, mainly due to the derivative related debt and $12.7 million higher than the net debt at the end of the 4Q08.

ARACRUZ RESULTS - FIRST QUARTER 2009 10

EBITDA Analysis

The first quarter 2009 adjusted EBITDA, including 50% of Veracel, totaled $93.0 million (25% margin), or $114/t, compared to $216.3 million ($296/t) for the same period of last year. The adjusted EBITDA per ton was negatively affected by the $204/t lower average net pulp prices, partially offset by the lower cash cost of goods sold (COGS), as described below:

When compared to the 4Q08, it was $39.6 million lower, or $66/t, mainly due to the lower average net pulp prices (-$96/t), partially offset mainly by the lower cash COGS.

Any increase/decrease in the cost of the pulp purchased from Veracel is offset by a greater/lesser EBITDA contribution from Veracel towards Aracruz’s figures, and therefore does not have any material effect on the company’s consolidated EBITDA over the quarters, given that half of Veracel’s annual production is allocated to each of the partners (50% to Aracruz and 50% to Stora Enso).

ARACRUZ RESULTS - FIRST QUARTER 2009 11

Capital Expenditure -	Capital expenditure and investment were as follows:
	(US$ million)	1Q09	2008
Realized	Silviculture		184.6
	On-going industrial investment	5.2	49.3
	Forest and land purchases	2.9	118.7
	Other forestry investments	3.2	53.3
	Guaíba unit expansion project	12.9	240.2
	Barra do Riacho unit optimization	1.4	20.8
	Portocel - private port terminal	1.3	9.3
	Miscellaneous projects	4.7	15.2
	Total Capital Expenditure	45.8	691.4
	Aracruz capital increase in affiliated companies	-	(1) 77.2
	Company acquisition (net of cash received)	-	46.0
	Total Capital Expenditure and Investment	45.8	814.6
	(1) Mainly used to pay down debt.

Capital Expenditure -	According to the company's strategy of protecting its liquidity, the planned capital expenditures for
Forecast

2009, limited to regular investment, were maintained, as described in the table below. Forecast investments do not include any new industrial capital expenditure on expansion projects, such as for Veracel II and Guaíba II:

(US$ million)	2Q-4Q09E	2010	E	2011	E	2012	E
Regular investment* (including Aracruz's stake in Veracel)	139	281		281		260
* silviculture, mill maintenance and corporate investment

Stock Performance	From March 31st, 2008 to March 31st, 2009, Aracruz's ADR price decreased by 90%, from $68.26 to $6.60. Over the same period, the Dow Jones Industrial Average index declined by 38% and the S&P
Paper and Forest index fell by 64%.

ARACRUZ RESULTS - FIRST QUARTER 2009 12

Stock information	March 31, 2009
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$0.7 billion
Average daily trading volume – 1Q09 (Bovespa and NYSE)*	$14 million
*Source: Reuters

Dividends/ Interest on Stockholders' Equity

The Ordinary General Meeting, held on April 30, 2009, among other matters, saw the appreciation of the accounts presented by the management and the examination, discussion and approval of the financial statements for the financial year ended on December 31, 2008. Furthermore, the decision was made for the allocation of the net profit for the year, including ratification of the distribution of R$ 155,000,000 in the form of interest on capital, approved by the Board of Directors in meetings held on March 18th and June 20th of 2008.

This already paid Interest on Stockholders’ Equity (ISE) for the fiscal year 2008, is as follows:
R$70 million paid on April 16th, 2008; and
R$85 million paid on July 16th, 2008.

Additional Information

Aracruz concluded negotiations with the group of derivative banks

Aracruz concluded its negotiations with the banks counterparties to the derivative operations, and the contract was signed by the parties on May 13.

It should be emphasized that, as a result of the aforementioned agreement, there is no change whatsoever with regard to the information released in the Material Information published on January 19, 2009. There was also no change in the agreement that needs to be reflected in the company’s financial statements as at December 31, 2008, including with regard to the accounting classification of the restructured debt (a portion classified under current liabilities and part under non-current liabilities), nor was there any change related to restrictive contractual clauses, financial charges and guarantees provided.

ARACRUZ RESULTS - FIRST QUARTER 2009 13

Note: In the main body of the text (p.1 - 13), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio
Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests.
The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the
Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

ARACRUZ RESULTS - FIRST QUARTER 2009 14

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS
	Three-month period ended
(in thousands of US dollars, except for per-share amounts)(unaudited)	Mar.31, 2009	Dec.31, 2008	Mar.31, 2008
Operating revenues		458,935	550,124
Domestic	34,096	31,594	39,853
Export	363,325	427,341	510,271
Sales taxes and other deductions	27,752	51,159	65,963
Net operating revenue	369,669	407,776	484,161
Pulp	351,188	386,921	463,311
Paper	12,651	14,609	15,416
Port services	5,830	6,246	5,434
Operating costs and expenses	367,173	393,403	362,759
Cost of sales	342,017	348,609	318,511
Pulp	331,620	336,585	305,900
Cost of sales relating to pulp production and purchases	283,353	290,868	262,648
Inland freight, ocean freight, insurance and other	48,267	45,717	43,252
Paper	7,453	9,117	9,495
Port services	2,944	2,907	3,116
Selling	18,915	21,157	21,560
Administrative	15,828	12,460	13,490
Other net operating expenses (income)	(9,587)	11,177	9,198
Operating income	2,496	14,373	121,402
Non-operating (income) expenses	53,081	1,102,320	(6,827)
Financial income	(10,915)	(14,226)	(15,706)
Financial expenses	57,057	45,381	21,288
Interest on financing	53,106	41,228	21,932
Other	3,951	4,153	(644)
Results of derivative transactions, net	2,070	1,140,069	(13,108)
(Gain) loss on currency re-measurement, net	4,869	(68,904)	699
Other, net
Income (loss) before income taxes, minority interest and equity in the results of affiliated
companies	(50,585)	(1,087,947)	128,229
Income taxes	7,894	(158,173)	12,631
Current	567	7,080	11,058
Deferred	7,327	(165,253)	1,573
Minority interest	(22)	(4,229)	4,064
Equity results of affiliated companies	(8,456)	(44,595)	(5,358)
Net income (loss) for the period	(50,001)	(880,950)	116,892
Depreciation and depletion in the results:	71,426	60,663	55,767
Pulp production cost	60,775	59,923	58,225
Forests and other	674	(3,756)	(1,838)
Other operating costs and expenses	1,958	3,121	1,335
Sub-total	63,407	59,288	57,722
Inventory movement	8,019	1,375	(1,955)
EBITDA(*)	73,922	75,036	177,169
EBITDA (adjusted for other non-cash items) (*)	65,333	87,401	189,290
(*) does not include 50% of Veracel's EBITDA

ARACRUZ RESULTS - FIRST QUARTER 2009 15

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)
	Mar.31,	Dec.31,	Mar.31,		Mar.31,	Dec.31,	Mar.31,
ASSETS	2009	2008	2008	LIABILITIES	2009	2008	2008
Current assets		1,193,652	1,266,255	Current Liabilities	592,835	604,004	328,461
Cash and cash equivalents	91,542	60,033	44,572	Suppliers	136,711	149,679	132,608
Short-term investments	294,818	368,862	479,654	Payroll and related charges	19,261	20,640	24,222
Derivative instruments			8,845	Income and other taxes	10,860	47,647	18,765
Accounts receivable, net	301,323	288,611	325,281	Current portion of long-term debt
Inventories, net	248,771	310,383	247,283	Related party	20,045	39,405	76,715
Deferred income tax	9,094	16,425	15,611	Other	235,896	153,230	5,972
Recoverable income and other taxes	100,687	134,268	124,057	Short-term debt - export financing and other	99,319	115,579	5,717
Prepaid expenses and other current assets	18,463	15,070	20,952	Accrued financial charges	28,246	38,138	15,647
Property, plant and equipment, net	2,999,709	3,009,367	2,557,667	Derivative instruments	39,774	37,515
Investment in affiliated company	564,866	556,410	433,402	Accrued dividends - Interest payable on stockholders’ equity	959	950	41,032
Goodwill	192,035	192,035	192,035	Other current liabilities	1,764	1,221	7,783
Other assets	455,710	447,951	260,701	Long-term liabilities	3,784,907	3,846,112	1,902,712
Long-term investments	2,721	2,702	3,482	Long-term debt
Unrealized gain from currency interest rate swaps			36,236	Related party	267,347	267,361	341,675
Advances to suppliers	119,528	119,158	106,811	Other	3,232,381	3,299,334	962,750
Accounts receivable	15,054	15,973	24,816	Derivative instruments	22,882	23,467
Deposits for tax assessments	18,922	18,866	25,149	Litigation, contingencies and commitments	107,063	105,357	133,782
Deferred income tax	270,979	270,970		Liabilities associated with unrecognized tax benefits	60,701	60,135	94,184
Recoverable taxes	27,341	19,117	63,034	Interest and penalties on liabilities associated with unrecognized tax benefits	44,103	41,607	72,536
Other	1,165	1,165	1,173	Deferred income tax			253,779
				Other long-term liabilities	50,430	48,851	44,006
				Minority interest	11,640	11,662	15,461
				Stockholders' equity	887,636	937,637	2,463,426
TOTAL	5,277,018	5,399,415	4,710,060	TOTAL	5,277,018	5,399,415	4,710,060

ARACRUZ RESULTS - FIRST QUARTER 2009 16

	Three-month period ended
Cash flows from operating activities	Mar.31, 2009	Dec.31, 2008	Mar.31, 2008
Net income for the period	(50,001)	(880,950)	116,892
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	63,407	59,288	57,722
Equity results of affiliated company	(8,456)	(44,595)	(5,358)
Deferred income tax	7,327	(165,253)	1,573
Derivative instruments	2,069	1,131,429	(11,918)
Loss (gain) on currency re-measurement	4,869	(68,904)	699
Provision (reversal) for fixed assets write-off			(67)
Loss (gain) on sale of equipment	(874)	340	(1,034)
Decrease (increase) in operating assets
Accounts receivable, net	(11,000)	4,419	32,540
Inventories, net	61,612	29,717	(22,282)
Interest receivable on short-term investments	107,449	(4,206)	(16,152)
Recoverable taxes	26,314	(18,945)	20,514
Other	(3,123)	7,509	(4,285)
Increase (decrease) in operating liabilities
Suppliers	(11,004)	41,180	11,725
Payroll and related charges	(1,265)	(9,388)	(9,505)
Litigation, contingencies and liabilities associated with unrecognized tax benefits	(33,693)	12,293	(7,679)
Accrued financial charges	(9,877)	18,863	2,950
Other	342	(7,429)	9,286
Net cash provided by operating activities	135,389	105,368	175,688
Cash flows from investing activities
Short-term investments	(28,876)	(25,819)	(17,334)
Proceeds from sale of equipment	856	4,695	1,034
Investments in affiliate			(12,650)
Additions to property, plant and equipment	(45,777)	(130,231)	(97,865)
Net cash provided by (used in) investing activities	(73,797)	(151,355)	(126,815)
Cash flows from financing activities
Net short-term debt borrowings/(repayments)	(16,300)	(66,022)	1,049
Long-term debt
Issuance	2,022	17,165	6,158
Repayments	(15,004)	(15,482)	(19,699)
Dividends and interest on stockholders’ equity paid out		(2)	(44,845)
Net cash used in financing activities	(29,282)	(64,341)	(57,337)
Effect of exchange rate variations on cash and cash equivalents	(801)	5,695	(285)
Increase (decrease) in cash and cash equivalents	31,509	(104,633)	(8,749)
Cash and cash equivalents, beginning of the period	60,033	164,666	53,321
Cash and cash equivalents, end of the period	91,542	60,033	44,572

ARACRUZ RESULTS - FIRST QUARTER 2009 17

Veracel Information

Veracel pulp production totaled 258,000 tons in the first quarter. At the end of March, inventory stood at 29,000 tons of pulp.

Veracel pulp sales totaled 269,000 tons in the first quarter, of which 124,000 tons went to Aracruz, and 145,000 tons went to the other controlling shareholder.

VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of US dollars)
ASSETS	Mar.31, 2009	Dec.31, 2008	Mar.31, 2008	LIABILITIES	Mar.31, 2009	Dec.31, 2008	Mar.31, 2008
Current assets	165.2	173.4	138.6	Current liabilities	145.8	144.7	163.9
Cash investments	0.8	0.5	0.6	Short-term debt	112.9	118.4	129.4
Other current
assets	164.4	172.9	138.0	Other accruals	32.9	26.3	34.5
Long term assets	117.0	117.8	157.0	Long-term liabilities	328.8	355.3	529.5
Other long term
assets	117.0	117.8	157.0	Long-term debt	326.2	349.9	516.3
				Other long-term
Permanent assets	1,273.3	1,272.1	1,213.2	liabilities	2.6	5.4	13.2
				Stockholders'
				equity	1,080.9	1,063.3	815.4
TOTAL	1,555.5	1,563.3	1,508.8	TOTAL	1,555.5	1,563.3	1,508.8

VERACEL'S DEBT MATURITY PROFILE, AS AT MARCH 31, 2009
(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2009	50.8	35.9	86.7	19.8%
2010	61.1	35.6	96.7	22.0%
2011	67.3	35.5	102.8	23.4%
2012	68.7	31.4	100.1	22.8%
2013	33.6	17.8	51.4	11.7%
2014	1.4	-	1.4	0.3%
Total	282.9	156.2	439.1	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

ARACRUZ RESULTS - FIRST QUARTER 2009 18

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of US dollars)
Income statement	1Q09	4Q08	1Q08
Gross operating income	41.0	73.8	40.7
Sales expenses	3.2	4.3	5.3
Administrative expenses	3.9	6.2	4.8
Other, net	(2.0)	(1.9)	(2.6)
Operating income	35.9	65.2	33.2
Financial income	(0.4)	(0.4)	(0.3)
Financial expenses	9.8	11.2	15.8
Loss (gain) on currency re-measurement, net	2.5	(59.3)	4.7
Income (loss) before income taxes	24.0	113.7	13.0
Income tax expense (benefit)	6.5	23.7	1.8
Net income (loss)	17.5	90.0	11.2

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)
Statement of cash flow	1Q09	4Q08	1Q08
Cash flow from operating activities
Net income (loss)	17.5	90.0	11.2
Adjustments to reconcile net income to net cash provided by	29.3	(16.9)	28.5
operating activities
(Increase) decrease in assets	4.3	(32.9)	(8.3)
Increase (decrease) in liabilities	2.7	(2.6)	1.5
Net cash provided by operating activities	37.6	32.9	53.8
Cash flow from investments
Additions to property, plant and equipment		(34.6)	(26.8)
Other			0.2
Net cash (used in) investments	(21.6)	(34.6)	(26.6)
Cash flow from financing
Short-term and long-term debt, net		(10.6)	(32.2)
Capital increase			25.3
Net cash provided by (used in) financing	(31.6)	(10.6)	(6.9)
Effects of exchange rate variations on cash and cash equivalents	(0.3)	(1.3)	0.4
Increase (decrease) in cash and cash equivalents	0.3	(9.0)	(0.2)
Cash and cash equivalents, beginning of the period	0.5	9.5	0.8
Cash and cash equivalents, end of the period	0.8	0.5	0.6

ARACRUZ RESULTS - FIRST QUARTER 2009 19

Adjusted EBITDA of VERACEL
(US$ million)	1Q09	4Q08	1Q08
Net income (loss)	17.5	90.0	11.2
Financial income	(0.4)	(0.4)	(0.3)
Financial expenses	9.8	11.2	15.8
Income tax	6.5	23.7	1.8
Loss (gain) on currency re-measurement, net	2.5	(59.3)	4.7
Operating income	35.9	65.2	33.2
Depreciation and depletion in the results	21.3	23.9	19.6
EBITDA	57.2	89.1	52.8
Non-cash charges	(1.9)	1.3	1.2
Adjusted total EBITDA	55.3	90.4	54.0
Veracel's capital expenditure was as follows:
(US$ million)	1Q09	FY2008
Silviculture	55.5	8.3
Land purchases	0.3	34.1
Other forestry investments	4.4	24.8
On-going industrial investment	7.4	22.9
Other	1.2	8.7
Total Capital Expenditure	21.6	146.0

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

ARACRUZ RESULTS - FIRST QUARTER 2009 20

Reconciliation of Operating Results
Brazilian GAAP vs US GAAP (US$ million)	1Q2009
Net Income - Parent Company (Brazilian GAAP)	25.3
Realized (Unrealized) profits from subsidiaries	(26.1)
Net Income - Consolidated (Brazilian GAAP)	(0.8)
Depreciation, depletion and asset write-offs	(3.9)
Equity results of affiliated company	(1.4)
Foreign-exchange variation	(43.9)
Net Income - Consolidated (US GAAP)	(50.0)
Exchange rate at the end of March/2009 (US$1.0000 = R$2.3152)

BASIS OF PRESENTATION

With the objective of reconciling the statutory dates for filing the March 31st, 2009 financial statements with:

  the need to provide timely information to the market, as well as the demand on management time and attention to optimize the company’s performance through the conclusion of negotiations with counterparties to the debt arising from losses on derivative transactions and of other debt covered by financial covenants, the company today publishes its Press Releases with the following information:
  in Brazilian reais in accordance with Brazilian GAAP, based on audited financial statements published on this date; and
  in US dollars, in accordance with US GAAP, based on unaudited financial statements.

NON-GAAP INFORMATION - DISCLOSURE AND RECONCILIATION TO GAAP NUMBERS

The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

  "Cash production cost"

Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measurement under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measurement of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measurement of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - FIRST QUARTER 2009 21

	US$ million	1Q09 Volume '000 tons	US$ per ton	US$ million	4Q08 Volume '000 tons	US$ per ton	US$ million	1Q08 Volume '000 tons	US$ per ton
Cost of sales	283.3	815.2		290.9	734.7		262.6	730.3
Pulp inventories at the beginning of the period	(214.3)	(525.1)		(227.9)	(532.9)		(141.0)	(380.7)
Pulp purchased	(50.8)	(123.7)		(84.2)	(169.9)		(54.4)	(127.5)
Pulp for paper production	2.9	11.6		3.4	12.7		3.9	12.4
Other	3.2	-		0.5	-		(3.3)	-
Pulp inventories at the end of the period	162.0	414.9		214.3	525.1		156.4	414.0
Pulp production cost	186.3	592.9	314	197.0	569.7	346	224.2	648.5	346
Depreciation and depletion in the production
cost	(60.8)	-	(102)	(59.9)	-	(105)	(58.2)	-	(90)
Cash production cost	125.5	592.9	212	137.1	569.7	241	166.0	648.5	256
Cash production cost - Veracel	22.3	129.2		24.7	144.0		27.0	145.5
Combined cash production cost	147.8	722.1	205	161.8	713.7	227	193.0	794.0	243

  "Net debt"

Net debt reflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measurement under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measurement of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measurement of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measurement of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

  "Adjusted EBITDA, including 50% of Veracel"

The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity accounting for associates, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measurement of operating performance, as a substitute for cash flows from operations or as a measurement of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is acceptable to the Brazilian regulators with respect to disclosures published in Brazil.

ARACRUZ RESULTS - FIRST QUARTER 2009 22

(US$ million)	1Q 2009	4Q 2008	1Q 2008
Net income	(50.0)	(881.0)	116.9
Financial income	(8.9)	1,125.8	(28.8)
Financial expenses	57.1	45.4	21.3
Income tax	7.9	(158.2)	12.6
Equity in results of affiliated companies	(8.5)	(44.6)	(5.4)
Loss (gain) on currency re-measurement, net	4.9	(68.9)	0.7
Other	-	(4.2)	4.1
Operating income	2.5	14.3	121.4
Depreciation and depletion in the results:	71.4	60.7	55.8
Depreciation and depletion	63.4	59.3	57.7
Depreciation and depletion - inventory movement	8.0	1.4	(1.9)
EBITDA	73.9		75.0
Non-cash charges	(8.6)	12.4	12.1
Provision for labor indemnity	0.5	2.9	0.7
Provision for loss on ICMS credits	0.9	9.5	10.3
Provision for a tax contingency	0.5	-	-
Provision (reversal) for fixed assets write-off			-
Discount on tax credit sales	-	-	1.1
Adjusted Aracruz EBITDA	65.3	87.4	189.3
50% of Veracel Adjusted EBITDA	27.7		45.2
Adjusted total EBITDA	93.0	132.6	216.3
Adjusted EBITDA margin - %	25%	33%	45

Accounting Principles:

The enactment of Law n° 11,638/07 and Provisional Measure nº 449/08 introduced changes, annulments and new provisions to the Brazilian Corporate Legislation (Law nº 6,404/76), notably in relation to chapter XV, on accounting matters, which came into effect as from January 1, 2008.

The company’s ITRs (Quarterly Reports) are prepared and presented in accordance with the accounting principles adopted in Brazil (Brazil GAAP), as defined in the Brazilian Corporate Legislation (Law no 6,404/76 and subsequent amendments), the Technical Rulings, Guidelines and Interpretations issued by the CPC (Accounting Rulings Committee) and the Rules and Resolutions issued by the CVM (Brazilian Securities Commission) and IBRACON (Brazilian Institute of Independent Auditors), except with regard to the application of Technical Ruling CPC 02 – Effect of Exchange Rate Variations and the Conversion of Financial Statements. As announced in the previous quarter, with CVM authorization, the company has postponed the application of this ruling to December 31, 2009.

As permitted under CVM/SNC/SEP Official Circular n° 02/2009, the company decided not to adjust its statements of income, of changes in shareholders’ equity, of cash flows and of value added for the quarter ended on March 31, 2008, for the purpose of comparison. The principal impacts, in terms of comparison between the 1Q08 and the 1Q09 are: no longer amortizing the goodwill deriving from future profitability – Riocell, the writing off of Veracel’s deferred assets and tax incentives – subsidies for Veracel investments.

This notice is not an offer to sell or an offer to buy securities in the United States. Any transactions involving offers of securities or offers to buy securities referred to in this notice will not be carried out in the United States absent registration or an exemption from registration.

ARACRUZ RESULTS - FIRST QUARTER 2009 23

Economic & operational data
	Eucalyptus pulp international list prices, by region (US$/t)
		Jul.08	Aug.08	Sep.08	Oct.08	Nov.08	Dec.08	Jan.09	Feb.09	Mar.09
	North America	865	865	845	785	745	680	640	610	570
	Europe	840	840	820	760	660	600	550	515	500
	Asia	810	810	780	710	550	430	420	390	375

Pulp sales distribution, by region	1Q09	4Q08	1Q08	1Q09 vs. 4Q08		1Q09 vs. 1Q08		LTM
Europe	19%	29%	41%	(10	p.p.)	(22	p.p.)	31%
North America	33%	44%	38%	(11	p.p.)	(5	p.p.)	39%
Asia	45%	25%	18%	20	p.p.	27	p.p.	28%
Brazil	3%	2%	3%	1	p.p.	-		2%

						1Q09	1Q09	4Q08	1Q08
Exchange Rate	1Q08	4Q08	3Q08	1Q08	4Q07	vs.	vs.	vs.	vs.
(R$ / US$)						4Q08	1Q08	3Q08	4Q07
Closing	2.3152	2.3370	1.9143	1.7491	1.7713	(0.9%)	32.4%	22.1%	(1.3%)
Average	2.3113	2.2711	1.6674	1.7379	1.7861	1.8%	33.0%	36.2%	(2.7%)
Source: - Brazilian Central Bank (PTAX800).

Credit ratios,
including 50% of Veracel's figures	1Q09		4Q08		3Q08		2Q08		1Q08		4Q07		3Q07		2Q07		1Q07
Net Debt / Adjusted EBITDA (LTM)	5.81	x	4.87	x	1.89	x	1.57	x	1.33	x	1.41	x	1.31	x	1.29	x	1.25	x
Total Debt / Adjusted EBITDA (LTM)	6.41	x	5.44	x	2.58	x	2.16	x	1.92	x	1.97	x	1.99	x	1.87	x	1.93	x
Total Debt / Total Capital (gross debt plus equity)	82%		82%		56%		45%		41%		42%		42%		41%		41%
Net Debt / Total Capital (net debt plus equity)	81%		80%		48%		37%		33%		34%		32%		33%		31%
Cash / Short Term Debt	0.89	x	1.06	x	1.90	x	2.99	x	3.13	x	3.02	x	3.69	x	3.48	x	3.83	x
Total debt average maturity (months)	53		55		54		59		61		63		63		65		59
LTM = last twelve months

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date they are made.

ARACRUZ RESULTS - FIRST QUARTER 2009 24

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer